Exhibit 99.1
Ninetowns Announces Acquisition of Land Use Rights, Launch of New Property Development
Initiative and Share Repurchase Program
BEIJING, April 7, 2011 /PRNewswire-Asia/ — Ninetowns Internet Technology Group Company Limited (NASDAQ:NINE - News) (“Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, today announced that the Company had the winning bid in a land auction held on March 30, 2011 in Huainan, Anhui Province, China and received the right to acquire land use rights for a piece of undeveloped land consisting of approximately 141,000 square meters at a price of RMB1,830 per square meter, for a total consideration of approximately RMB258 million (US$39 million).
Ninetowns intends to develop a mixed-use real estate project tentatively named “Smarter Town” on such land. According to the terms and conditions of the auction, the Company is committed to (i) design, develop, construct, market and sell certain retail and residential units, (ii) design and construct an “Internet of Things” exhibition park, and (iii) design and construct a community hospital.
The land is permitted for commercial and residential use. The commercial land use rights and the residential land use rights will expire in 40 years and 70 years, respectively.
Ninetowns entered into a land use right grant contract with the Huainan Land Resource Bureau on April 7, 2011. On March 23, 2011, Ninetowns paid a deposit of RMB50,790,000 (US$7.7 million) to the Huainan Finance Bureau, which will be credited towards the land premium to be paid after the land use right grant contract is executed.
Ninetowns’ acquisition of the land use rights represents a key step in the Company’s new strategic initiative to capitalize on the growth of the real estate market in China. Over the past ten years, Ninetowns has gained substantial experience in the Internet of Things (“IOT”) industry in China. While the Company continues to operate its enterprise software and e-grocery businesses, it believes that there is an emergence of a niche real estate market in China that integrates IOT related technology with community life and urban operations, sometimes known as the “The Smarter City” originally coined by IBM’s idea of “The Smarter Planet”. The idea is to establish a city that is also a center of business, culture and life that integrates innovations such as more advanced education, healthcare, water and energy utilization, public safety, transportation and government operations. Ninetowns believes that its strategic use of technology in developing Smarter Cities may help to drive sustainable growth and prosperity, which are some of the challenges that today’s city leaders face. Feasible solutions and new technologies for data management and resource coordination can help to improve allocation and usage of natural and human resources in city operations. Ninetowns’ management believes that Ninetowns’ track record as an innovative software company will allow Ninetowns to capitalize on the emergence of this niche real estate market in China.
Ninetowns intends to participate in additional real estate development projects that involve three product models (i) intelligent residential communities, (ii) Smarter Senior Living Communities and (iii) e-commerce bio-system industrial parks, primarily in third-tier and fourth-tier cities in China.

Mr. Shuang Wang, Chief Executive Officer of Ninetowns, commented, “Supported by powerful macro-economic trends, including rising GDP, increasing urbanization and growing disposable income and the worldwide ever-increasing usages of cloud computing and the Internet of Things, we believe that we can capitalize on these trends given our extensive IT industry experience. While continuing to operate the enterprise software and e-grocery food businesses, we will explore in this new business area to create long-term value for our shareholders.”
Share Repurchase Program
On March 29, 2011, Ninetowns’ Board of Directors approved and authorized the Company to adopt a share repurchase plan that allows the Company to purchase up to US$5 million its outstanding American Depositary Shares within the next two years.
About Ninetowns Internet Technology Group Company Limited
Ninetowns (Nasdaq:NINE - News) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE”. More information can be found at www.ninetowns.com/english.
Forward-Looking Statements
Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contacts:
Helen Wu
Investor Relations
Ninetowns Internet Technology Group Company Limited
Phone: +86-10-6589-9287
Email: ir@ninetowns.com
Investor Relations (HK):
Mahmoud Siddig, Managing Director
Taylor Rafferty
Phone: +852-3196-3712
Email: ninetowns@taylor-rafferty.com